JG



16021844

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Securities and Exchange

AUG 29 2016

RECEIVED

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27564

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2015 (MM/DD/YY) AND ENDING June 30, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: (DBA) J.V. Delaney & Associates Delaney, Joseph Vincent JG

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Vienna
(No. and Street)

Newport Beach (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph V. Delaney 949-720-0063 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

2367 Clubhouse Drive (Address) Rocklin (City) CA (State) 95765 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Joseph V. Delaney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.V. Delaney & Associates, as of June 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Sole proprietor

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*




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ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange)

On August 9, 2016 before me, Liz Brown, Notary Public
(insert name and title of the officer) ,

personally appeared Joseph V. Delaney,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

LIZ BROWN
Commission # 2014906
Notary Public - California
Orange County
My Comm. Expires Mar 25, 2017

Signature ______________________ (Seal)

J.V. Delaney & Associates

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended June 30, 2016

Public Copy Non Confidential

Contents

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
916/259-1666 – Fax 323/517-2625
elizabeth@tractenberg.net

PCAOB # 3621

Report of Independent Registered Public Accounting Firm

Mr. J.V. Delaney, Owner
J.V. Delaney & Associates
Newport Beach, California

I have audited the accompanying statement of financial condition of J.V. Delaney & Associates (the "sole proprietorship"), as of June 30, 2016, and the related statements of income, changes in proprietor's equity, and cash flows for the year then ended. These financial statements are the responsibility of the sole proprietorship's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the owner, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the sole proprietorship as of June 30, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III, (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the sole proprietorship's financial statements. The supplemental information is the responsibility of the sole proprietorship's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

During the examination, I also reviewed the AML Program and noted that the sole proprietorship has a program and that it conforms with the FINRA requirements. As there were no accounts opened during the year ended June 30, 2016, no blotters or new account forms were examined. However, management reviews FINCEN emails to ensure that current clients are not on the list that would require FINCEN notification.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rocklin, CA
August 5, 2016

J.V. Delaney & Associates
Statement of Financial Condition
June 30, 2016

Assets	
Cash	$ 14,147
Furniture and Equipment net of accumulated depreciation of $81,706	-
Total assets	$ 14,147
Liabilities and Proprietor's Equity	
Liabilities	
Accrued expenses	$ 859
Total liabilities	859
Proprietor's Equity	
Proprietor's capital	13,288
Total liabilities and proprietor's equity	$ 14,147

The accompanying notes are an integral part of these financial statements

J.V. Delaney & Associates
Notes to Financial Statements
June 30, 2016

Note 1 – Organization and Nature of Business

J.V. Delaney & Associates, a sole proprietorship, is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Agency ("FINRA"). The sole proprietorship acts as an investment banker and financial advisor to public and private companies.

Note 2 – Significant Accounting Policies

Basis of Presentation – The sole proprietorship conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Real estate syndicator
- Investment advisory services

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of J.V. Delaney & Associates.

Operations – The financial statements include only those assets and liabilities of the proprietor, which relate to his broker-dealer operations.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income – The only income generated during the year was due diligence fees and the rental income of time share owned by the sole proprietorship. The time share interests were acquired as part of a 1985 transaction at a zero value.

Income Taxes – J.V. Delaney & Associates is a sole proprietorship for income tax purposes and, accordingly, income or loss of the sole proprietorship is that of the proprietor.

Depreciation – Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

J.V. Delaney & Associates
Notes to Financial Statements
June 30, 2016

Note 3 – Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4 – Net Capital Requirements

The sole proprietorship is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2016, the sole proprietorship had net capital of $13,288 which was $8,288 in excess of its required net capital of $5,000. The sole proprietorship's net capital ratio was 6.46 to 1.

Note 5 – Income Taxes

J.V. Delaney & Associates is a sole proprietorship for income tax purposes and, accordingly, income or loss of the sole proprietorship is that of the proprietor. Therefore, no provision or liability for Federal or State Income Taxes is included in these financial statements.

Note 6 – Exemption from the SEC Rule 15c3-3

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the sole proprietorship.

Note 7 – SIPC Supplementary Report Requirement

The sole proprietorship is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e)(4) for 12 months ending June 30, 2016 because the sole proprietorship's SIPC Net Operating Revenues are under $500,000.

Note 8 – Subsequent Events

The sole proprietorship has reviewed the results of operations for the period of time from its year end June 30, 2016 through August 5, 2016, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

J.V. Delaney & Associates
Computation of Net Capital Requirements
Pursuant To Rule15c3-1
June 30, 2016

Computation of Net Capital	
Total ownership equity (from Statement of Financial Condition)	$ 13,288
Non allowable assets:	
Furniture and equipment net of accumulated depreciation	-
Net capital	$ 13,288
Computation of Net Capital Requirements	
Minimum net capital indebtedness	
6-2/3% of net aggregate indebtedness	$ 57
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
Excess capital	$ 8,288
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 13,202
Computation of Aggregate Indebtedness	
Total liabilities (from Statement of Financial Condition)	$ 859
Percentage of aggregate indebtedness to net capital	6.46

Reconciliation

The following is a reconciliation of the above net capital computation with the sole proprietorship's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per sole proprietorship 's Computation	$ 13,963
Variance:	
Accrued expenses	675
Net capital per audit	$ 13,288

The accompanying notes are an integral part of these financial statements

J.V. Delaney & Associates
Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of June 30, 2016

A computation of reserve requirement is not applicable to J.V. Delaney & Associates as the sole proprietorship qualifies for exemption under Rule 15c3-3 (k) (2) (i).

J.V. Delaney & Associates
Schedule III – Information Relating to Possession of Control
Requirements under Rule 15c3-3
As of June 30, 2016

Information relating to possession or control requirements is not applicable to J.V. Delaney & Associates as the sole proprietorship qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
916/259-1666 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm – Exemption Report

To the Owner
J.V. Delaney & Associates
Newport Beach, CA

I have reviewed management's statements, included in the accompanying SEA Rule 17a-5(d)(4) Exemption Report in which (1) J.V. Delaney & Associates, identified the following provisions of 17 C.F.R. §15c3-3(k) under which J.V. Delaney & Associates, claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (2) (i)) (the "exemption provisions") and (2) J.V. Delaney & Associates stated that J.V. Delaney & Associates met the identified exemption provisions throughout the most recent fiscal year without exception. J.V. Delaney & Associates' management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about J.V. Delaney & Associates' compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on the sole proprietor's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to sole proprietor's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rocklin, CA
August 5, 2016

J.V. Delaney & Associates

Member of the Financial Industry Regulatory Authority, Inc.

Est. 1981

August 2, 2016

Elizabeth Tractenberg, CPA
2367 Clubhouse Dr.
Rocklin, Ca.

Re: **Exemption from SEC Rule 15c3-3**

Sent Via Email to: elizabeth@tractenberg.net

Dear Elizabeth,

My membership agreement allows me to operate under an exemption from SEC Rule 15c3-3(k)(2)(i).

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers of its Sole Proprietorship" elsewhere.

The Sole Proprietor was in compliance with the exemption rule through the period July 1, 2015 to June 30, 2016.

Very Truly Yours,

Joseph V. Delaney

Joseph V. Delaney
Sole Proprietor

20 Vienna
Newport Beach, CA 92660